Offering Circular Supplement	Filed Pursuant to Rule 253(g)(2)

File No. 024-11236

Fig Publishing, Inc.

SUPPLEMENT NO. 1 DATED AUGUST 31, 2021

TO THE OFFERING CIRCULAR FILED MARCH 23, 2021

Fig Gaming Shares – Amico

Up to 13,708 Shares

$1,000 per Share

Fig Gaming Shares – Marauder

Up to 1,000 Shares

$500 per Share

Fig Gaming Shares – Moonray

Up to 1,000 Shares

$500 per Share

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of Fig Publishing, Inc. (“Fig”, “we” or the “Company”) filed March 23, 2021, as amended and supplemented from time to time. Capitalized terms used in this supplement but not defined in this supplement shall have the meanings given to them in the Offering Circular. This supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular.

Completion of All Fig Gaming Shares Offerings under the Offering Circular

The offering of Fig Gaming Shares – Amico has been completed. We sold an aggregate of 11,589 shares, for an aggregate of $11,589,000 of gross proceeds, in both the Regulation A offering to which the Offering Circular relates and in a Regulation D, Rule 506(c) offering.

The offering of Fig Gaming Shares – Marauder has been terminated. We entered into a termination agreement with Marauder whereby we received $28,000 to cover our legal, accounting and banking costs relating to the offering, in exchange for terminating our license agreement with Marauder. Investors who had entered into subscription agreements and provided funds received 100% of their funds back.

The offering of Fig Gaming Shares - Moonray has been completed and, upon final accounting, we expect to have sold an aggregate of 420 shares, for an aggregate of $210,000 of gross proceeds.

Read this supplement along with the Offering Circular,

available on Fig.co, Republic.co, and www.sec.gov.